SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

For Annual Reports of Employee Stock Purchase, Savings
and Similar Plans Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(X) Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006

or

(   ) Transition Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the Transition Period from ________ to ________
Commission File Number 33-64851

FIRST INDIANA CORPORATION 401(k) PLAN
(Full Title of the Plan)

FIRST INDIANA CORPORATION (Commission File Number 0-14354)
(Name of Issuer of the Securities Held Pursuant to the Plan)

135 North Pennsylvania Street, Indianapolis, IN (Address of principal executive office)	46204 (Zip Code)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Indiana Corporation 401(k) Plan (Name of Plan)

Date: June 25, 2007	/s/ William J. Brunner
William J. Brunner (First Indiana Corporation, Plan Administrator)

FINANCIAL STATEMENTS AND REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FIRST INDIANA CORPORATION 401(k) PLAN
DECEMBER 31, 2006 AND 2005

C O N T E N T S

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	4

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	5

NOTES TO FINANCIAL STATEMENTS	6

SUPPLEMENTAL SCHEDULES

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	11

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS	12

2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Employee Benefits Committee
First Indiana Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the First Indiana Corporation 401(k) Plan (the “Plan”), as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois
June 22, 2007

3

First Indiana Corporation 401(k) Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,

	2006	2005

Assets
Investments, at market value
Mutual funds	$ 9,229,686	$ 8,016,165
First Indiana Corporation Stock Fund	3,318,316	3,822,534
Participant loans	310,133	328,087

Total Investments	12,858,135	12,166,786
Cash	89,677	—

Total Assets	12,947,812	12,166,786
Liabilities
Due to brokers	89,677	—

NET ASSETS AVAILABLE FOR BENEFITS	$ 12,858,135	$ 12,166,786

The accompanying notes are an integral part of these statements.

4

First Indiana Corporation 401(k) Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2006

Net assets available for benefits at beginning of year	$ 12,166,786

Additions
Participant contributions	1,544,880
Employer contributions	222,081
Dividend and interest income	443,309
Net appreciation in market value of investments	446,794

Total additions	2,657,064

Deductions
Benefits paid to participants	1,958,775
Administrative expenses	6,940

Total deductions	1,965,715

NET INCREASE	691,349

Net assets available for benefits at end of year	$ 12,858,135

The accompanying notes are an integral part of this statement.

5

First Indiana Corporation 401 (k) Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE A - DESCRIPTION OF THE PLAN

The following description of the First Indiana Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by First Indiana Corporation which covers all employees of First Indiana Corporation and certain subsidiaries (the “Employer”) who are age 21 years or older, as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Eligible participants may elect a salary reduction, not to exceed the limitations of section 415 of the Internal Revenue Code (the “IRC”), of their compensation from the Employer for each Plan year subject to limitations imposed by the IRC. Participants direct the investment of their contributions into various investment options offered by the Plan. The Employer may contribute a matching contribution not to exceed 25% of the first 6% of participant compensation that the participant elects to defer. The Employer may also contribute an additional discretionary Qualified Non-Elective Contribution or “QNEC” to each non-highly compensated participant, equal to a uniform percentage of compensation to be determined each year. For the years ended December 31, 2006 and 2005, there were no discretionary contributions made to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (1) the Employer’s contributions and (2) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in elective salary reduction contributions and the actual earnings thereon. Vesting in Employer contributions and the earnings thereon is based upon the years of service of the participant. A year of service means a Plan year in which the participant completes at least 1,000 hours of service. A participant becomes 25% vested after two years of service and vests an additional 25% for each year of service thereafter, and is 100% vested after five years of service.

6

First Indiana Corporation 401 (k) Plan
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

NOTE A - DESCRIPTION OF THE PLAN - Continued

Forfeited Accounts

Participants who terminate employment forfeit any non-vested portion of their accounts. Forfeitures are used to reduce future employer matching contributions. As of December 31, 2006 and 2005, forfeitures of approximately $6,200 and $0 were available to reduce future employer matching contributions. During 2006, approximately $42,100 of forfeitures was applied to reduce employer matching contributions.

Benefit Payments

Upon termination of service due to death or retirement, participants may elect to receive a lump-sum payment equal to the value of their vested account balance on the last valuation date before the distribution. The lump-sum distribution shall be payable as soon as feasible after completion of the Plan valuation for the valuation period in which the event giving rise to the distribution occurred.

Participant Loans

The Plan allows for loans to be made to active Plan participants. The maximum amount a participant may borrow may not exceed one-half of the vested value of the participant’s account, up to $50,000, less the participant’s highest outstanding loan amount during the prior 12 months. Loan terms range from one to five years or up to twenty-five years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear a fixed interest rate at the prevailing prime rate plus 1% based on the prime rate at the date of the inception of the loan.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Valuation of Investments

Investments are managed on behalf of the Plan under the terms of an agreement between the Plan and SEI Private Trust Company (the “Trustee”). Investments in mutual funds are stated at their quoted market value. Investments in common stock of First Indiana Corporation are stated at market value and the shares are unitized by SEI. Investment transactions are recorded on a trade-date basis.

7

First Indiana Corporation 401 (k) Plan
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Use of Estimates

The preparation of financial statements in conformity with the standards of the Public Accounting Oversight Board (United States) and with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan invests in several types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Administrative Expenses

The majority of the Plan’s expenses are paid by the Employer.

NOTE C - PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Employer contributions.

8

First Indiana Corporation 401 (k) Plan
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

NOTE D - INVESTMENTS

The following individual investments comprise at least 5% of the market value of net assets available for benefits as of December 31:

	2006	2005
First Indiana Corporation Stock Fund	$3,318,316	$3,822,534
SEI Diversified Moderate Growth Fund Class A	1,654,755	1,370,003
SEI Fund Institutional Managed Trust Core Fixed Income A	816,650	881,740
SEI Large Cap Growth Fund No. 57	968,015	884,243
SEI S & P 500 INDEX Fund Class A No. 155	1,123,637	1,186,020
SEI International Equity Fund No. 95	651,188	N/A
SEI Small Cap Growth Fund No. 67	1,034,919	939,773
SEI Large Cap Value Fund No. 60	1,283,706	1,056,265

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in market value as follows:

Mutual funds	$621,120
First Indiana Corporation Stock Fund	(174,326)

$446,794

NOTE E - RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, these transactions qualify as party-in-interest transactions. A portion of the Plan’s assets (approximately 25%) is invested in First Indiana Corporation Common Stock.

NOTE F - TAX STATUS

The Plan is a Prototype Non-standardized Profit Sharing Plan with Coda (“Prototype Plan”) sponsored by the PFPC Inc and adopted by the Company. The Prototype Plan obtained its latest opinion letter on August 7, 2001, in which the Internal Revenue Service (“IRS”) stated that the Prototype Plan as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has not requested its own determination letter from the IRS. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and that the related trust was tax exempt as of the financial statements dates.

9

First Indiana Corporation 401 (k) Plan
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

NOTE G - SUBSEQUENT EVENT

Effective May 31, 2007, Marshall and Ilsley Trust Company N.A. (“M & I”) was appointed Trustee. On June 1, 2007, the Plan transferred $12,497,000 to M&I.

10

SUPPLEMENTAL SCHEDULES

First Indiana Corporation 401(k) Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

Party-in- interest	Identity	Description of investment	Cost	Current value

	First Indiana Corporation Stock Fund
*	First Indiana Corporation	Common stock	**	$ 3,185,103
*	SEI Investments	Money Market Fund	**	133,213

	Mutual funds
*	SEI Investments	SEI Liquid Asset Prime Obligation Fund No. 12	**	404,684
		SEI Diversified Moderate Growth Fund Class A	**	1,654,755
		SEI Diversified Fund Cons. Inc. AA Class A	**	83,253
		SEI Diversified Fund Cons. Class A	**	295,718
		SEI Large Cap Growth Fund No. 57	**	968,016
		SEI Large Cap Value Fund No. 60	**	1,283,706
		SEI S & P 500 INDEX Fund Class A No. 155	**	1,123,637
		SEI Small Cap Value Fund No. 58	**	623,180
		SEI Small Cap Growth Fund No. 67	**	1,034,919
		SEI Diversified Global Growth Fund Class A	**	289,980
		SEI International Equity Fund No. 95	**	651,188
		SEI Fund Institutional Managed Trust Core Fixed Income A	**	816,650

*	Participant loans	Loan Fund, (interest rates ranging from 4.75% to 9.25%)	**	310,133

				$ 12,858,135

*	Denotes a party-in-interest.
**	Not applicable, as the investments are participant directed.

11

First Indiana Corporation 401(k) Plan
SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
December 31, 2006

Participant contributions transferred late to the Plan	Total that constitutes non-exempt prohibited transactions

$ 763	$ 763

12